Exhibit (a)(2)

May 6, 2010

Dear Fellow Stockholders:

On April 22, 2010, RSR Acquisition Company (the “Purchaser”), a wholly-owned subsidiary of Shelter Bay Holdings, LLC, an affiliate of Richard Rofé, commenced a tender offer (the “Offer”) for all of CPEX’s issued and outstanding shares of common stock, at a price of $16.00 per share, subject to the terms and conditions contained in the Purchaser’s Offer materials. The Offer is currently scheduled to expire at 5:00 P.M., New York City time, on Monday, May 24, 2010.

CPEX’S BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT CPEX’S STOCKHOLDERS REJECT THE OFFER AND NOT TENDER THEIR SHARES IN THE OFFER AND WITHDRAW ANY PREVIOUSLY TENDERED SHARES.

The attached Schedule 14D-9, which has been filed with the Securities and Exchange Commission, describes certain aspects of the Offer, the reasons for the recommendation of CPEX’s board of directors and CPEX’s activities with respect to the Offer and contains other important information. We urge you to read it carefully. If you have questions or need assistance, please contact MacKenzie Partners, Inc. toll-free at (800) 322-2885 or (212) 929-5500 (call collect) or at cpex@mackenziepartners.com.

Very truly yours,

James R. Murphy	John A. Sedor
Chairman of the Board	Director, Chief Executive Officer and President